CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$17,217,000	$1,973.07

October 2011 Pricing Supplement No. 1712 Registration Statement No. 333-155535 Dated October 25, 2011 Filed pursuant to Rule 424(b)(2)

INTEREST RATE Structured Investments

Senior Fixed Rate Step-Up Callable Notes due October 28, 2026

Global Medium-Term Notes, Series E

We, JPMorgan Chase & Co., have the right to redeem the notes on any semi-annual redemption date, beginning October 28, 2012. Subject to our semi-annual redemption right, the amount of interest payable on the notes per annum will be (i) Years 1-5: 3.75%, (ii) Years 6-7: 4.00%, (iii) Years 8-9: 4.25%, (iv) Years 10-11: 5.00%, (v) Years 12-13: 7.00%, (vi) Years 14-15: 10.00%, payable semi-annually. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$17,217,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	October 25, 2011
Original issue date:	October 28, 2011 (3 business days after the pricing date)
Interest accrual date:	October 28, 2011
Maturity date:	October 28, 2026
Interest rate:

3.75%, from and including the original issue date to but excluding October 28, 2016;

4.00%, from and including October 28, 2016 to but excluding October 28, 2018;

4.25%, from and including October 28, 2018 to but excluding October 28, 2020;

5.00%, from and including October 28, 2020 to but excluding October 28, 2022;

7.00%, from and including October 28, 2022 to but excluding October 28, 2024; and

10.00%, from and including October 28, 2024 to but excluding the maturity date.

Interest payment period:	Semi-Annually
Interest payment dates:	Each April 28 and October 28, beginning April 28, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Day-count convention:	30/360
Redemption:	Beginning October 28, 2012, we have the right to redeem all of these notes on any semi-annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.
Redemption percentage at redemption date:	100%
Redemption dates:	Each April 28 and October 28, beginning October 28, 2012
Specified currency:	U.S. dollars
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	J.P. Morgan Securities LLC (“JPMS”)
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP / ISIN:	48125VBV1 / US48125VBV18
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	JPMS
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per Note	$1,000	$22.50	$977.50
Total	$17,217,000	$387,382.50	$16,829,617.50
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-7 of the accompanying product supplement no. MS-8-A-I.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”). See “Underwriting (Conflicts of Interest)” beginning on page PS-12 of the accompanying product supplement no. MS-8-A-I.

Investing in the notes involves a number of risks. See “Risk Factors” on page PS-4 of the accompanying product supplement no. MS-8-A-I and “Risk Factors” beginning on page 2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-8-A-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Product supplement no. MS-8-A-I dated July 12, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210002841/e39361_424b2.pdf

Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Senior Fixed Rate Step-Up Callable Notes due October 28, 2026

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” the accompanying prospectus supplement called “Description of Notes” and the accompanying product supplement no. MS-8-A-I called “Description of Notes,” subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. MS-8-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers.

▪	Early redemption risk. The issuer retains the option to redeem the notes on any semi-annual redemption date, beginning on October 28, 2012. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.
▪	These notes may be riskier than notes with a shorter term. By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 4.00% per annum, but a debt security issued in the then current market could yield an interest rate of 6.25% per annum, your note may be less valuable if you tried to sell your note in the secondary market.
▪	The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
▪	Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
▪	The market price of the notes is influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including: (i) changes in (and volatility of) U.S. interest rates, (ii) the likelihood, or expectation, that the notes will be redeemed by us prior to maturity (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) a variety of economic, financial, regulatory and judicial events and (v) time remaining to maturity.
▪	The inclusion in the original issue price of commissions and estimated cost of hedging is likely to affect adversely secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the estimated cost of hedging the issuer’s obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

October 2011	Page 2

Senior Fixed Rate Step-Up Callable Notes due October 28, 2026

▪	Secondary trading may be limited. The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.
▪	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

October 2011	Page 3

Senior Fixed Rate Step-Up Callable Notes due October 28, 2026

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-7 of the accompanying product supplement no. MS-8-A-I.

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. MS-8-A-I dated July 12, 2010.

This document, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated October 18, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. MS-8-A-I. We urge you to consult your investment, legal, tax, accounting and other advisers.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. MS-8-A-I dated July 12, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210002841/e39361_424b2.pdf
•	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
•	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney’s principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Validity of Notes

In the opinion of Sidley Austin llp, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.

October 2011	Page 4